EXHIBIT 21.01

SecureAlert, Inc. subsidiaries are as follows:

	Entity Name	State of Incorporation
1)	SecureAlert Monitoring, Inc.	Utah
2)	Court Programs, Inc.	Mississippi
3)	Court Programs of Florida, Inc.	Florida
4)	Court Programs of Northern Florida, Inc.	Florida
5)	Midwest Monitoring & Surveillance, Inc.	Minnesota